EEPB P.C.

CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACTINVER SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACTINVER SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) ACTINVER SECURITIES, INC. stated that ACTINVER SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. ACTINVER SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACTINVER SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, TX
February 26, 2016

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International